UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,686,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,686,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,686,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,686,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,686,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,686,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2011 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the “Shares”), of The Greater China Fund, Inc. (the “Fund”).  This Amendment No. 1 amends Items 3, 4, and 5 of the Original Schedule 13D by disclosing transactions resulting in an increase to the aggregate amount of shares beneficially owned by City of London.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1(a).                     Name of Issuer:

The Greater China Fund, Inc.

Item 1(b).                     Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Greater China Fund, Inc.
Gateway Center 3
100 Mulberry Street
Newark, New Jersey 07102

Item 2.                          Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and nineteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  EWF, GEM, IEM, BMI, FREE, FRONT, PLUS, GFM, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                          Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Schedule 13D is hereby amended as follows:

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 8,686,587 Shares beneficially owned by the Reporting Persons was $103,183,280, inclusive of brokerage commissions. The aggregate purchase price of the 869,578 Shares owned directly by EWF was $9,735,073, inclusive of brokerage commissions. The aggregate purchase price of the 885,794 Shares owned directly by BMI was $11,144,707, inclusive of brokerage commissions. The aggregate purchase price of the 910,661 Shares owned directly by IEM was $10,428,684, inclusive of brokerage commissions. The aggregate purchase price of the 903,543 Shares owned directly by FREE was $10,769,604, inclusive of brokerage commissions.  The aggregate purchase price of the 80,903 Shares owned directly by PLUS was $965,456, inclusive of brokerage commissions. The aggregate purchase price of the 910,787 Shares owned directly by GEM was $9,901,347, inclusive of brokerage commissions. The aggregate purchase price of the 4,853 Shares owned directly by GFM was $55,783, inclusive of brokerage commissions.  The aggregate purchase price of the 4,120,468 Shares owned directly by the Segregated Accounts was $50,182,627, inclusive of brokerage commissions.

Item 4.                          Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended as follows:

From May 18 through May 23, 2011 a Segregated Account initiated sale transactions to withdraw assets from their account.  The overall result of the sales was a 1.38% decrease of City of London’s beneficial ownership of Shares.

Furthermore, attached as an exhibit is a letter written in response to the announcement on May 25, 2011 of a Tender Offer Program and Stock Repurchase Program by The Greater China Fund, Inc.

Item 5.                          Interests in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended as follows:

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 8,686,587 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 28.6% of the 30.369 million Shares outstanding as of August 9, 2010, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS, GEM, GFM and the Segregated Accounts owned directly 869,578, 910,661, 885,794, 903,543, 80,903, 910,787,  4,853 and 4,120,268 Shares, respectively, representing approximately 2.86%, 3.00%, 2.92%, 2.98%, 0.27%, 3.00%, 0.02% and 13.57%, respectively, of the 30.369 million Shares outstanding as of August 9, 2010,.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

Account	SELL	5/18/2011	(36,476)	12.76
Account	SELL	5/19/2011	(182,331)	12.63
Account	SELL	5/20/2011	(146,500)	12.56
Account	SELL	5/23/2011	(53,836)	12.26

Item 7.                           Materials to be Filed as Exhibits.

See Letter dated June 3, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 3, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director

Exhibit A
June 3, 2011

Mr. Edward Y. Baker
Chairman, Greater China Fund
15 Artinger Court
Toronto, ON
M3B 1J9

RE: The Greater China Fund, Inc.

Dear Mr. Baker,

This letter is in response to the announcement on May 25, 2011, of a Tender Offer Program and Stock Repurchase Program by The Greater China Fund, Inc. (“the Fund”).

As we have stated in the past, City of London Investment Management Company Limited (“City of London”), on behalf of its clients, is a long-time participant in the emerging markets closed-end fund industry.  We are neither short-term nor activist investors.

In our most recent letter, dated February 23, 2011, we stated that we expected that all shareholders in the Fund would be provided with an opportunity to realize a substantial return of capital at net asset value – and that such a tender offer would be at least as large as the rights offering announced on March 12, 2010.  We set September 1, 2011, as a target date.

In our view, the terms announced on May 25, 2011, constitute the beginnings of a Discount Control Mechanism.  What is missing, however, is a tender offer at least as large as last year’s rights offering in order to redress the damage done by that corporate action.  As such, we continue to intend to propose termination of the investment management contract at the Fund’s next Annual General Meeting if such a tender offer is not forthcoming.

In your letter of March 22, 2011, you suggested that a meeting may be more productive than further writing.  In fact, however, you have actually done the reverse by responding to our letter with a very public announcement.  As a result, we believe we have no choice but to publish our response.  Our message to the Board remains clear, but we would be willing to discuss these issues.

Sincerely,

/ s /  Jeremy Bannister

Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited